UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 15, 2024

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Acquisition of SMFG Shares

for the Share-Based Compensation Plan for Employees

According to the resolution of the Board of Directors on May 15, 2024, of Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima), SMFG hereby announces the details of the acquisition of SMFG shares by the ESOP Trustee for the share-based compensation plan.

1.	Overview of the ESOP Trust

(1)	Name	Stock grant trust for employees

(2)	Trustor	Sumitomo Mitsui Financial Group, Inc.

(3)	Trustee	Sumitomo Mitsui Trust Bank, Ltd (Co-Trustee: Custody Bank of Japan, Ltd)

(4)	Beneficiary	Employees who meet requirements as beneficiaries

(5)	Trust administrator	Third party that is independent of SMFG and its officers will be appointed

(6)	Voting rights	The trustee shall excise the voting during the trust period based on the trust administrator’s instructions.

(7)	Trust type	Money trust other than a specified cash trust for separate investment

(8)	Date of Trust Contract	May 23, 2024

(9)	Date to Entrust Cash	May 23, 2024

(10)	Date to End Trust	The end of May 2026 (planned)

2.	Acquisition of SMFG shares by the ESOP Trustee

(1)	Type of shares	Common shares

(2)	Cash entrusted for the acquisition of the shares	JPY1,490,000,000

(3)	Number of shares	149,000 (Maximum)

(4)	Mean of the share acquisition	Acquisition from the stock market

(5)	Timing of the share acquisition	May 23, 2024 ~ May 31, 2024

End of Document

1